eGain Communications Corporation

March 29, 2006

VIA ELECTRONIC TRANSMISSION

Mr. Brad Skinner

Accounting Branch

Chief United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	eGain Communications Corporation (File Number 000-30260)

Form 10-K for the fiscal year ending June 30, 2005, Form 10-Q for the fiscal quarter ending September 30, 2005 and Form 8-K filed February 8, 2006

Ladies and Gentlemen:

On behalf of eGain Communications Corporation (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of March 15, 2006. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K, Form 10-Q or Form 8-K.

Form 10-K for the fiscal year ended June 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 29

1.	We note your discussion of operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $1.7 million decrease in cash flows related to accounts receivable. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

Response:

The Company notes the Staff’s comments and in future filings will expand the disclosure in the discussion of operating cash flows to address the material changes in the underlying drivers that affect the cash flows.

For the fiscal year ended June 30, 2005, the net change in operating assets and liabilities consisted of an increase in accounts receivable of $1.7 million, a decrease in accrued restructuring of $1.3 million, offset by an increase in accrued compensation of $621,000 and an increase in deferred revenue of $413,000.

The increase in accounts receivable was primarily due to a $1.5 million increase in license revenue in the quarter ended June 30, 2005 when compared to the quarter ended June 30, 2004. The majority of these outstanding receivables were not past due at the end of the fiscal year 2005 because approximately $2.2 million of the license transactions were recorded within the last thirty days of the fiscal year.

The decrease in accrued restructuring was due to the completion of two legal settlements that had payments tied to the distribution made in December 2004 to the holders of our Series A Preferred Stock. Based upon the final settlements, we recorded a restructuring benefit of $958,000 in the quarter ended December 31, 2004, and a cash payment of $242,000 and final restructuring adjustment of $46,000 in the quarter ended March 31, 2005 to bring this restructuring accrual to zero.

The increase in accrued compensation was due to increased commissions payable resulting from the increase in license revenues in the quarter ended June 30, 2005. In addition, we reinstituted our bonus program for North America employees in December, 2004 that had been suspended in fiscal 2002 as part of our cost savings initiatives. The reinstatement of the bonus program resulted in an increased bonus accrual of $187,000 at the end of the fiscal year 2005 when compared to the accrual at the end of the fiscal year 2004. The increase in deferred revenue was due to the timing of payments received from customers renewing their maintenance and support contracts.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 54

2.	We note that you offer hosting services and that you appear to allocate and recognize the revenue in accordance with EITF 00-21 and SAB 104, respectively. We further note that,

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

in some cases, the customer may also acquire a license for the software. Please explain to us how you considered EITF 00-03, EITF 03-05, and SOP 97-2 and explain how your accounting complies with that guidance. As part of your response, address how you recognize multiple service deliverables under paragraph 12 of SOP 97-2.

Response:

We consider the applicability of EITF 00-03 on a contract-by-contract basis. In hosted term-based agreements, where the customer does not have the contractual right to take possession of the software, the revenue is recognized on a monthly basis over the term of the contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2, whereby the fair value of the hosting service is recognized as revenue ratably over the term of the hosting contract. We have established vendor specific objective evidence for the hosting and support elements of perpetual license sales, based on the prices charged when sold separately and substantive renewal terms. Accordingly, revenue for the perpetual software license element is determined using the residual method and is recognized upon delivery. Revenue for the hosting and support elements is recognized ratably over the contractual time period.

We considered EITF 03-05, and do not believe it is applicable to our business as we do not include a hardware component with our software transactions.

Item 9A – Controls and Procedures, page 73

3.	We note your disclosure that there were “no significant changes” in your internal controls. Please explain to us how your disclosure comply with Item 308(c) of Regulation S-K which requires disclosure of changes that have “materially affected, or are reasonably likely to, materially affect, the registrant’s internal controls.”

Response:

The Company notes the Staff’s comment and Item 308(c) of Regulation S-K which requires the disclosure of any changes which have “materially affected, or are reasonably likely to, materially affect” the Company’s internal controls. The Company had no changes to its internal controls which materially affected, or were reasonably likely to materially affect, those internal controls during the Company’s fourth fiscal quarter ended June 30, 2005. The Company views its disclosure that there were no significant changes to its internal controls as compliant

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

with Item 308(c). Our view has been that “significant” changes that “could significantly affect” our controls would necessarily encompass all changes that could “materially affect” our controls and in fact goes beyond the standard of “reasonableness” as proscribed by Item 308(c). The Company, however, notes the Staff’s comment and in future filings will discontinue its use of “significant” and “significantly” in order to more precisely conform to the language contained in Item 308(c).

Form 10-Q for the fiscal quarter ended September 30, 2005

Note 3. Stock-Based Compensation, page 6

4.	We note that you adopted SFAS 123R as of July 1, 2005. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted. In addition, Section F of SAB 107 indicates that amounts related to share-based payments should be included within the same line items as cash compensation paid to employees. Please explain to us how you complied with this guidance.

Response:

The Company notes the Staff’s comment and although we believe that we have complied with the disclosure requirements we acknowledge that we can improve the clarity of some of our disclosures. To that end, we have already made certain changes in our Form 10-Q filing for the quarter ending December 31, 2005 and will factor in the Staff’s comments into our future filings.

Paragraph 64 of statement H of SAB107 references paragraph A240 for minimum disclosure requirements. For each section of paragraph A240 we have provided the details of our disclosure:

Paragraph A240, Section a. We disclosed the noted items in Part II(8) of our Form 10-K for the fiscal year ending June 30, 2005, for each option plan that had related expense. In addition, we disclosed more condensed information in Note 3, paragraph 1, of our Form10-Q for the quarter ending September 2005, with more detailed information on the method used for measuring compensation expense. Lastly, we included information in our “Additional Factors” section of the Form 10-Q, “Uncertainty about the Impact of SFAS 123R Could Affect Us.”

Paragraph A240, Section b (1). We disclosed the noted items in Part II(8) of our Form 10-K for the fiscal year ending June 30, 2005. In addition, we included the number of shares granted in Note 3 of the Form 10-Q for the quarter ending September 30, 2005.

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

Paragraph A240, Section b (2). We have no equity instruments that fall under the categories described in Section b (2).

Paragraph A240, Section c. We disclosed the noted items in Note 3 “Stock Based Compensation”, paragraph 3 of our Form 10-Q for the quarter ending September 30, 2005.

Paragraph A240, Section d. We disclosed the noted items in Part II(8) of our Form 10-K for the fiscal year ending June 30, 2005. In addition, the company options are exercisable at the time they vest.

Paragraph A240, Section e. In the Note 3 “Stock Based Compensation”, paragraph 3, we disclosed the following: (1) the method of estimating the fair value of the equity instruments granted is the Black-Scholes valuation model and include (2) the assumptions used for the calculations including (a) the expected term, (b) expected volatility, (c) expected dividends and (d) risk free interest rate. Discount for post-vesting restrictions (f) is not applicable to the Company.

Paragraph A240, Section f. This section does not apply to the Company as we do not grant options that require any separate disclosures.

Paragraph A240, Section g (1). We disclosed compensation expense as required in Note 3, paragraph 2 of the Form 10-Q for the quarter ending September 30, 2005. In addition, although there is no tax benefit, we included in our Form 10-Q for the quarter ending December 31, 2005 a table providing details on this.

Paragraph A240, Section g (2). There were no significant modifications.

Paragraph A240, Section h. We disclosed the required information in Note 3, paragraph 7, of our Form 10-Q for the quarter ending September 30, 2005, including the compensation cost of unvested options and the period it is expected to be recognized.

Paragraph A240, Section i. We did not have any options exercised in the quarter ending September 30, 2005. For any future exercises we will disclose the amounts separately on our cash flow and equity statements.

Paragraph A240, Section j. We have no other stock option equity instruments.

Paragraph A240, Section k. We note that in future filings we will disclose that all shares our common stock issued pursuant to the Company’s stock option plans are only issued out of an authorized reserve of shares of common stock which were previously registered on Form S-8.

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

Paragraph 65 of statement H of SAB 107 is not applicable to the Company as we do not issue stock options to contractors.

Paragraph 84 of statement H of SAB 107 includes the below required disclosures:

Sections a – e are all noted in Note 3 “Stock Based Compensation” on the September 30, 2005 10-Q, and in tabular presentation for the period prior to the adoption to SFAS 123R. This was also clarified further in subsequent quarters where we included a separate table explaining additional tax effects.

Section F of SAB107

In the quarter ended September 30, 2005, we recorded compensation expense from the share-based arrangements on our income statement as a separate line item, including a parenthetical note with details. In the subsequent quarter, the compensation expense was recorded into specific line items, and this is how we will continue to record this expense.

Form 8-K Filed February 8, 2006.

5.	We note that you disclose non-GAAP net income and earnings per share. It appears that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must make the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Response: The Company notes the Staff’s comment and in future filings and press releases where the Company discloses non-GAAP financial information it will address, in greater detail, all disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures, including the following:

•	The Company believes the non-GAAP disclosures provide investors valuable insight into the Company’s operating results because by excluding certain expenses we believe are not indicative of our core operating results, the users of the financial statements are provided with valuable insight into eGain’s operating results.

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

•	These non-GAAP results are one of the primary indicators eGain’s management uses for planning and forecasting future performance.

•	The non-GAAP disclosures exclude the following: 1) expenses that have no cash impact on the company’s current financial results and include amortization, depreciation, stock-based compensation and dividends on convertible preferred stock; 2) non operating expenses that include interest and taxes and 3) restructuring expenses. In addition, the Company believes that it is probable that the “dividends on convertible preferred stock” and “restructuring expenses” items will have no future financial impact.

•	We believe the segregation of the items set forth in the non-GAAP disclosures are useful to investors because it provides insight into what portion of the company’s expenses do not have a near term impact on the company’s cash balances.

•	We also believe this is useful to investors for comparative purposes as we have consistently provided this level of disclosure in prior periods

The Company respectfully submits that the economic substance of the non-GAAP disclosures as compared to the Company’s GAAP financial statements are appropriately disclosed in the table under the heading “Supplemental information” set forth in the Company’s condensed consolidated statement of operations.

6.	We note that you refer to your non-GAAP measures as “pro forma net income” and “pro forma net income per share.” The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

Response: The Company notes the Staff’s comment and in future filings and press releases will not use the term “pro forma” with respect to financial measures where the Company intends the term to mean “non-GAAP” financial measures.

*****

Mr. Brad Skinner

United States Securities and Exchange Commission

March 29, 2006

In connection with the foregoing response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (650) 230-7455. Comments can also be sent via facsimile at (650) 230-7600.

Yours truly,

/s/ Eric Smit
Eric Smit
Chief Financial Officer

cc:	Christine Davis, Staff Accountant

Mark Kronforst, Senior Staff Accountant